JUGOS DEL Valle ®

02028860

02 MAY -8 AM 10: 55

PREMIO NACIONAL DE EXPORTACION MEXICO

Exhibit A

JUGOS DEL VALLE, S.A. DE C.V.

May 6th, 2002.

Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : Rule 12g3-2(b)
JUGOS DEL VALLE, S.A. DE C.V.
File No. 82-4258

Dear Sir or Madam :

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and comments will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that (Jugos del Valle, S.A. de C .V.) is subject to the Exchange Act.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Very truly yours,

p/o. Teresa Vega Reyes
EDUARDO MARINO LOPEZ
FINANCIAL AND OPERATION V.P.

Ejército Nacional 904
piso 15, Col. Polanco
11560, México, D.F.
Tel.: 5557 • 9189
Fax: 5557 • 9777

JUGOS DEL VALLE S.A. DE C.V.

Av. Insurgentes 30
Barrio de Texcacoa
54600, Tepotzotlán
Estado de México
Tel.: 5899 • 1000
Fax: 5876 • 0557

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** Quarter: **4** Year: **2001**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000 02 MAY -8 AM 10:5

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,149,234**	**100**	**4,313,065**	**100**
2	**CURRENT ASSETS**	**1,414,631**	**45**	**2,523,309**	**59**
3	CASH AND SHORT-TERM INVESTMENTS	349,403	11	37,742	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	479,023	15	415,365	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	198,322	6	1,710,993	40
6	INVENTORIES	365,436	12	349,596	8
7	OTHER CURRENT ASSETS	22,447	1	9,613	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,491,433**	**47**	**1,494,395**	**35**
13	PROPERTY	103,441	3	108,148	3
14	MACHINERY AND INDUSTRIAL	1,463,333	46	1,456,327	34
15	OTHER EQUIPMENT	496,077	16	469,352	11
16	ACCUMULATED DEPRECIATION	639,738	20	605,273	14
17	CONSTRUCTION IN PROGRESS	68,320	2	65,841	2
18	**DEFERRED ASSETS (NET)**	**235,989**	**7**	**287,724**	**7**
19	**OTHER ASSETS**	**7,181**	**0**	**7,637**	**0**
20	**TOTAL LIABILITIES**	**1,656,265**	**100**	**2,820,194**	
21	**CURRENT LIABILITIES**	**916,695**	**55**	**2,139,779**	**76**
22	SUPPLIERS	452,388	27	554,885	20
23	BANK LOANS	348,155	21	526,695	19
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	36,299	2	31,144	1
26	OTHER CURRENT LIABILITIES	79,853	5	1,027,055	36
27	**LONG-TERM LIABILITIES**	**456,811**	**28**	**361,905**	**13**
28	BANK LOANS	421,301	25	349,622	12
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	35,510	2	12,283	0
31	**DEFERRED LOANS**	**282,759**	**17**	**318,510**	**11**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,492,969**		**100 1,492,871**	
34	**MINORITY INTEREST**	**6,138**		**6,691**	
35	**MAJORITY INTEREST**	**1,486,831**	**100**	**1,486,180**	**100**
36	**CONTRIBUTED**	**602,007**	**40**	**601,834**	**40**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,714	4	57,545	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	292,968	20	292,964	20
39	PREMIUM ON SALES OF SHARES	251,325	17	251,325	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**884,824**	**59**	**884,346**	**59**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,076,065	72	680,519	46
43	REPURCHASE FUND OF SHARES	78,619	5	77,719	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(301,792)	(20)	(269,438)	(18)
45	NET INCOME FOR THE YEAR	31,932	2	395,546	26

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**349,403**	**100**	**37,742**	**100**
46	CASH	290,930	83	17,793	47
47	SHORT-TERM INVESTMENTS	58,473	17	19,949	53
18	**DEFERRED ASSETS (NET)**	**235,989**	**100**	**287,724**	
48	AMORTIZED OR REDEEMED EXPENSES	143,087	61	191,739	67
49	GOODWILL	92,472	39	95,515	33
50	DEFERRED TAXES	430	0	470	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**916,695**	**100**	**2,139,779**	
52	FOREING CURRENCY LIABILITIES	380,523	42	455,061	21
53	MEXICAN PESOS LIABILITIES	536,172	58	1,684,718	79
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**79,853**		**100** **1,027,055**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	79,853	100	1,027,055	100
27	**LONG-TERM LIABILITIES**	**456,811**	**100**	**361,905**	
59	FOREING CURRENCY LIABILITIES	434,955	95	319,246	88
60	MEXICAN PESOS LIABILITIES	21,856	5	42,659	12
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**35,510**	**100**	**12,283**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	35,510	100	12,283	100
31	**DEFERRED LOANS**	**282,759**	**100**	**318,510**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	274,162	97	312,304	98
67	OTHERS	8,597	3	6,206	2
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(301,792)**		**100** **(269,438)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	(35,496)	(12)	(79,901)	(30)
71	INCOME FROM NON-MONETARY POSITION	(266,296)	(88)	(189,537)	(70)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF FINANCIAL
		Amount	Amount
72	WORKING CAPITAL	497,936	383,530
73	PENSIONS FUND AND SENIORITY	1,646	1,694
74	EXECUTIVES (*)	30	24
75	EMPLOYERS (*)	1,815	1,941
76	WORKERS (*)	2,221	2,223
77	CIRCULATION SHARES (*)	58,322,508	58,151,709
78	REPURCHASED SHARES (*)	513,201	684,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR **2001**
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**3,516,815**	**100**	**3,087,702**	**100**
2	COST OF SALES	1,845,196	52	1,715,358	56
3	**GROSS INCOME**	**1,671,619**	**48**	**1,372,344**	**44**
4	OPERATING	1,480,802	42	1,362,289	44
5	**OPERATING**	**190,817**	**5**	**10,055**	**0**
6	TOTAL FINANCING	29,091	1	96,965	3
7	**INCOME AFTER FINANCING COST**	**161,726**	**5**	**(86,910)**	**(3)**
8	OTHER FINANCIAL OPERATIONS	126,388	4	101,500	3
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**35,338**	**1**	**(188,410)**	**(6)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	34,140	1	(1,386)	0
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**1,198**	**0**	**(187,024)**	**(6)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	7,200	0
13	**CONSOLIDATED NET INCOME OF**	**1,198**	**0**	**(179,824)**	**(6)**
14	INCOME OF DISCONTINUOUS OPERATIONS	9,899	0	55,087	2
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(8,701)**	**0**	**(234,911)**	**(8)**
16	EXTRAORDINARY ITEMS NET EXPENSES	(37,662)	(1)	(619,808)	(20)
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**28,961**	**1**	**384,897**	**12**
19	NET INCOME OF MINORITY INTEREST	(2,971)		(10,649)	0
20	**NET INCOME OF MAJORITY INTEREST**	**31,932**	**1**	**395,546**	**13**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**3,516,815**	**100**	**3,087,702**	**100**
21	DOMESTIC	2,951,305	84	2,620,054	85
22	FOREIGN	565,510	16	467,648	15
23	TRANSLATED INTO DOLLARS (***)	58,835	2	46,656	2
6	**TOTAL FINANCING COST**	**29,091**	**100**	**96,965**	**100**
24	INTEREST PAID	99,536	342	156,471	161
25	EXCHANGE LOSSES	9,021	31	31,686	33
26	INTEREST EARNED	43,970	151	11,291	12
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(35,496)	(122)	(79,901)	(82)
8	**OTHER FINANCIAL OPERATIONS**	**126,388**	**100**	**101,500**	**100**
29	OTHER NET EXPENSES (INCOME) NET	126,388	100	101,500	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**34,140**	**100**	**(1,386)**	**100**
32	INCOME TAX	2,351	7	15,040	1,085
33	DEFERED INCOME TAX	28,117	82	(17,720)	(1,278)
34	WORKERS' PROFIT SHARING	3,672	11	1,294	93
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR **2001**
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,763,745	4,191,275
37	NET INCOME OF THE YEAR	(148,378)	50,852
38	NET SALES (**)	3,516,815	3,087,702
39	OPERATION INCOME (**)	190,817	10,055
40	NET INCOME OF MAYORITY INTEREST(**)	31,932	395,546
41	NET CONSOLIDATED INCOME (**)	28,961	384,897

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**28,961**	**384,897**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	72,869	(465,329)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**101,830**	**(80,432)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	438,385	179,218
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**540,215**	**98,786**
6	CASH FLOW FROM EXTERNAL FINANCING	(103,875)	(9,248)
7	CASH FLOW FROM INTERNAL FINANCING	1,073	2,458
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(102,802)**	**(6,790)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(125,752)**	**(94,359)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	311,661	(2,363)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	37,742	40,105
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	349,403	37,742

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**72,869**	**(465,329)**
13	DEPRECIATION AND AMORTIZATION FOR THE	139,207	156,884
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	11,866
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(66,338)	(634,079)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**438,385**	**179,218**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(63,659)	(78,961)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(13,450)	43,448
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	688,586	(893,527)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(82,252)	202,909
22	+ (-) INCREASE (DECREASE) IN OTHER	(90,840)	905,349
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(103,875)**	**(9,248)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(178,541)	(140,050)
24	+ LONG-TERM BANK AND STOCK MARKET	71,681	132,394
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	2,985	(1,592)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**1,073**	**2,458**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	1,073	2,458
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(125,752)**	**(94,359)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(139,736)	(135,689)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	11,967	65,223
39	+ (-) OTHER ITEMS	2,017	(23,893)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** **2001**

JUGOS DEL VALLE, S.A DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.82	%	12.47	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	2.15	%	26.61	%
3	NET INCOME TO TOTAL ASSETS (**)	0.92	%	8.92	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	122.56	%	20.76	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.12	times	0.72	times
7	NET SALES TO FIXED ASSETS (**)	2.36	times	2.07	times
8	INVENTORIES ROTATION (**)	5.05	times	4.91	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	42	days	42	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.94	%	17.86	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	52.59	%	65.39	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.11	times	1.89	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	49.24	%	27.46	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	30.63	%	24.22	%
15	OPERATING INCOME TO INTEREST PAID	1.92	times	0.06	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.12	times	1.09	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.54	times	1.18	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.14	times	1.02	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.85	times	0.89	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	38.12	%	1.76	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	2.90	%	(2.60)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	12.47	%	5.80	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.43	times	0.63	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	101.04	%	136.20	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	(1.04)	%	(36.20)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	111.12	%	143.80	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**

JUGOS DEL VALLE, S.A DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.50		$ 6.33	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.50		$ 6.33	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.17		$ 0.91	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.65)		$ (10.19)	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 25.49		$ 25.56	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.42	times	0.16	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	21.64	times	0.63	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

GENERAL DIRECTOR'S REPORT (1)

(General Director's view and analysis of the Financial Situation and Results of the Company's Operation)

ANNEX 1

JUDGED INFORMATION

The consolidated accumulated sales volume of Jugos del Valle at the closing of 2001 continues showing significant growth. The volume of 96.4 million unit boxes represented a growth of 24.3% in respect to 2000.

Sales in the domestic market were 80.1 million unit boxes, representing an increase of 20.6% on invoiced volume in respect to the same quarter of the previous year, highlighting the growth of juices and nectars segments, and the carbonated drinks division which was of 25.4% and 28.5% respectively.

Regarding exports, the growth in sales was of 46.7% in respect to the previous year, it is important to highlight the growth of 91.5% of the Brazilian sales, and the exports to Venezuela of 111.5%.

The Consolidated Net Income of the Company accumulated during the fiscal year 2001 in the amount of $3 516.8 million represents an increase of 13.9% in respect to the income of the previous year.

Domestic net income increased 12.6% in respect to last year, highlighting the growth of 25.7% of juices and nectars and 29.2% of the carbonated drinks division.

Net income in the international market grew 20.9%, highlighting the growth of 53.3% of sales in Brazil in respect to the income of 2000. In terms of dollars, the growth of this area was 26.2%. The income in Brazilian Reales increased 94.9% over the same period of the previous year.

The participation of new products in the total income obtained during the year was of 15.1%, while the incomes of the international area represented 16.0% of the Company's total income.

The consolidated gross profit generated by Grupo Valle during the year in the amount of $ 1,671.6 million represents an increase of 21.8%, and the percentage of net sales represents 47.5% of gross margin, showing an increase of 3.1 percentage points, derived from the implemented savings programs such as, the closing of the San Luis Potosí and Puerto Rico plants and the synergies achieved by the Corporate negotiations of the Company's main expenses.

Operating expenses of the fiscal year expressed as the percentage of net sales represented 42.1%, showing a decrease of 2.0 percentage points as a result of the plans implemented for reducing structural and fixed expenses. In real terms, the operating expenses show a growth of 8.7% in respect to 2000, derived from major variable expenses of sales and distribution associated with the growth of invoiced volume of 24.3%, as well as an increase of the investment for publicity and promotion expenses.

In relation to the previous quarter, the operating expenses grew $46.5 million (13.0%), these were totally derived from the major investments in publicity and promotion of our brands, half of this growth corresponds to the Brazil operation.

The Company's accumulated operating results for the period January-December shows a very important change in respect to the previous year, achieving an operating profit of $190.8 million versus $10.1 million for the year 2000, this represents 5.4% in relation to net income, which shows an increase of 5.1 percentage points.

The consolidated UAFIR generated by Grupo Valle during the quarter, in the amount of $330.0 million, shows an increase of $163.1 million (97.7%) to that of the same quarter of the previous year and represents 9.4% over net sales, this shows an increase of 4 percentage points to that obtained in 2000.

The total financing cost of $ 29.1 million represented 0.8% on net sales versus 3.1% of the previous year, representing a reduction of $67.9 million in real terms, due mainly to the decrease interest expenses derived from the payment of bank liabilities and interest rates, as well as to the stock exchange investments.

During the January-December 2001 period, the Company has incurred in a series of non recurring extraordinary expenses derived from its restructuring processes (integration of new businesses, the beneficial use of operating synergies, restructuring of the bank loans, etc.), shown in the items of other expenses (other financial operations) that affect the quarter's net results. These actions gave continuity to the corporate restructuring process and the elimination of non profitable operations, thus initiating 2002 with a reduced structure in operating expenses.

The income tax provisions include an effect of $28.1 million of deferred taxes as a result of the application of Bulletin D-4.

The net result for Discontinued Operations is in the amount of $9.9 million for Provisions for Indemnity payments, due to the closing and transfer of the production of Florida7 to our plant in Tepotzotlán, Estado de Mexico, and the cost of closing the Puerto Rico plant.

Derived from the aforementioned factors, the net results before Extraordinary Items generated a loss of $8.7 million, representing 0.2% over net sales, showing an increase in $226.2 million in real terms versus the loss of the previous year.

A favorable Extraordinary Item in the amount of $37.7 million was originated mainly by the benefit of fiscal deductions during the year, of expenses associated with the return of taxes by the authorities..

Due to the aforementioned facts, Grupo Valle has a favorable Majority Net Result of $31.9 million, representing 0.9% over net sales.

In reference to the Company's financial situation, there are favorable financial indicators versus the closing of 2000. The Company has an accounts receivable policy of 42 days, the rotation of inventory was increased from 4.91 to 5.05, and net sales to fixed assets increased from 2.07 to 2.36 times.

The payment of interests (Ebitda to net interest) in the last twelve months increased from 1.15 to 6 times, and the percentage represented by paid interest in relation to the total cost of liabilities, decreased from 17.86% to 12.94%.

Liquidity increased from 1.18 to 1.54 times, and the Group's bank loans were restructured when these short term liabilities changed from 60% to 45%.

In reference to the fourth quarter, the Group's net income in the amount of $882.7 million showed an increase of 21.3% in respect to the same quarter of the previous year; this percentage was higher than the year's average, of this average, 16.1% corresponds to the growth of the domestic market and 47.3% to the international market, highlighting the growth of 41.2% in the domestic juices and nectars segment and an increase of 89.2% in the Brazilian operations.

The gross profit of 46.4% achieved in the fourth quarter represents an increase of 4.4 percentage points in reference to the same period of the previous year, and shows a growth of 33.9% in real terms.

During this fourth quarter, the Company decided to aggressively support the development of its brands in the domestic market as well as Brazil, increasing its investment of publicity and promotion expenses in the amount of $43.2 million (102%), this amount surpasses the usual expenses. This investment was reflected as a growth operating expenses versus the same quarter of 2000, thus affecting the operating profits.

During this quarter, without considering the effect of extraordinary expenses, the operating result was of $48.1 million and the UAFIR increased to $82.1 million, representing 5.5% and 9.0% over net income respectively.

In conclusion, Grupo Valle has considerably improved the gross margins of its products and continues its reduction and control of fixed expense programs, implementing the operating synergies derived from its recent acquisitions, initiating during this year the consolidation of its new domestic businesses and their positive contribution, which will permit to continue showing sustained growth in the Company's operating profits.

GENERAL DIRECTOR'S REPORT (1)

(General Director's view and analysis of the Financial Situation and Results of the Company's Operation)

ANNEX 1

JUDGED INFORMATION

On the other hand, the international operation has also improved its participation in the generation of the Group's operating profits, notwithstanding the general decrease of its profitability margins in the international market, due to the depreciation of the exchange rate. It is important to highlight Brazil's participation because it practically duplicated its invoiced volume in respect to the previous year, generating a healthy business atmosphere, and thus initiating its positive contribution to the Company's operating results.

This new business platform achieved from the consolidation of its recent acquisitions which were initiated this year, will undoubtedly contribute to the Company's profitability and value.

Lic. Roberto Albarrán Campillo
General Director

NOTA 1: **PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS**

Los estados financieros que se acompañan fueron preparados de conformidad con principios de contabilidad generalmente aceptados. A continuación se resumen las políticas contables más importantes utilizadas por las Compañías para la preparación de sus estados financieros:

a) Reconocimiento de los efectos de la inflación-

- Los estados financieros están expresados en miles de pesos de poder adquisitivo del 31 de diciembre de 2001, para lo cual se aplicaron factores derivados del INPC.

- Las cifras al 31 de diciembre de 2000, originalmente presentadas fueron actualizadas con el factor de 1.044.

- El capital social, las utilidades acumuladas, la prima en emisión de acciones y el efecto acumulado de impuesto sobre la renta diferido incluyen sus efectos de actualización, los cuales se determinan aplicando factores derivados del INPC. Esta actualización representa la reserva necesaria para mantener en pesos de valor constante dichos conceptos.

- El exceso en la actualización del capital corresponde básicamente a la utilidad acumulada por tenencia de activos no monetarios, la cual representa la diferencia entre el valor de los activos no monetarios actualizados mediante costos específicos y el determinado utilizando factores derivados del INPC. A partir de 1998, se incluyen los efectos de conversión de entidades extranjeras de acuerdo a las disposiciones del Boletín B-15, emitido por el Instituto Mexicano de Contadores Públicos, A.C.

- La ganancia por posición monetaria incluida en el costo integral de financiamiento (Nota 13), representa el efecto que ha producido la inflación sobre el neto de los activos y pasivos monetarios. Los activos monetarios producen una pérdida y los pasivos monetarios una utilidad.

b) Conversión de estados financieros de subsidiarias extranjeras-

- Para consolidar los estados financieros de subsidiarias extranjeras, éstos se convierten en moneda nacional aplicando las disposiciones del Boletín B-15, "Transacciones en moneda extranjera y conversión de estados financieros de operaciones extranjeras" emitido por el Instituto Mexicano de Contadores Públicos, A.C.

Al 31 de diciembre de 2001 y 2000 se aplicaron los siguientes métodos:

1. Por las compañías Jugos del Valle USA, Inc. y Subsidiaria, ubicadas en USA y Puerto Rico, respectivamente, y por Jugos del Valle España, S.L. ubicada en la ciudad de Madrid España, cuyas operaciones son una parte integral de Jugos del Valle, S.A. de C.V. fueron valuadas a través del método de Operación Extranjera Integrada, por lo que las diferencias en cambios que se originaron en la conversión de sus estados financieros se presentan en los resultados del ejercicio formando parte del resultado integral de financiamiento. Para la conversión, se utilizan los

tipos de cambio que se señalan a continuación, cuyas cifras se actualizan y reexpresan en pesos de poder adquisitivo del cierre del ejercicio.

- Activos y pasivos monetarios.- Al tipo de cambio de la fecha del balance general.
- Activos no monetarios y capital social.- Al tipo de cambio histórico de la fecha en que se realizaron las operaciones y las aportaciones.
- Ingresos y gastos.- Al tipo de cambio ponderado del período.

2. Holdinbras Participacoes, LTDA y Subsidiaria (Sucos del Valle Do Brasil, Ltda.) es una entidad que opera financiera y operativamente en forma independiente de Jugos del Valle, S.A. de C.V., por lo que fue valuada a través del método de Entidad Extranjera, por consiguiente las diferencias en cambios que se originan en la conversión de sus estados financieros, se presentan en el capital contable en el rubro de efectos de conversión de entidades extranjeras. Para la conversión, una vez que los estados financieros de las Subsidiarias se actualizan y reexpresan en moneda de poder adquisitivo del cierre del ejercicio del País en que operan (excepto la maquinaria y equipo de origen extranjero, la cual fue valuada al tipo de cambio del país origen. de conformidad con el quinto documento de adecuaciones del Boletín B-10), a continuación se presentan los tipos de cambio que se utilizaron:

- Activos y pasivos monetarios y no monetarios.- Al tipo de cambio de cierre a la fecha del balance general.
- Capital social.- Al tipo de cambio de la fecha en que se efectuaron las aportaciones.
- Utilidades (pérdidas) acumuladas.- Al tipo de cambio de cierre del ejercicio en que se obtuvieron.

c) Utilidad (pérdida) integral-

A partir del 1° de enero de 2001, se encuentra en vigor el Boletín B-4 "Utilidad Integral", emitido por el Instituto Mexicano de Contadores Públicos, A.C., que establece las reglas de presentación y revelación de la utilidad integral y de sus componentes.

El efecto de la adopción de este nuevo pronunciamiento se presenta en el estado de variaciones en el capital contable como utilidad (pérdida) integral, y adicionalmente para cumplir con las disposiciones de este nuevo Boletín, se reestructuró dicho estado por el año 2000.

El importe de la utilidad (pérdida) integral que se presenta en el estado de variaciones en el capital contable, es el resultado de la actuación total de la Compañía durante el año y está representado por la utilidad neta, más el efecto inicial de la adopción del Boletín D-4 "Impuesto sobre la renta diferido", los efectos del resultado por tenencia de activos no monetarios y el efecto de conversión de los estados financieros de entidades extranjeras que, de conformidad con los principios de contabilidad aplicables, se llevaron directamente al capital contable.

d) Inventarios y costo de ventas-

- Los inventarios están valuados a costo de reposición, que no exceden su valor neto de realización, excepto los inventarios de azúcar que se encuentran valuados a precios preferenciales de acuerdo a los convenios establecidos.

- El costo de ventas se encuentra actualizado a pesos constantes con base a costos de reposición.

e) Propiedades, planta y equipo-

- Se registran a su valor actualizado, determinado mediante la aplicación de factores derivados del INPC.
- La depreciación se calcula aplicando el método de línea recta, con base a las vidas útiles remanentes de los activos, determinados por perito valuador independiente.

f) Gastos de instalación, diferidos, patentes y marcas-

- Se registran al costo de adquisición y se actualizan utilizando factores derivados del INPC.
- La amortización se calcula aplicando el método de línea recta, considerando el valor actualizado a las tasas máximas autorizadas por la Ley del Impuesto Sobre la Renta.

g) Inversión en subsidiarias-

- El exceso del costo sobre el valor neto en libros, generado por la adquisición de compañías subsidiarias, se amortiza en un plazo de 15 años a partir de la fecha de adquisición y se actualiza utilizando factores derivado del INPC.

h) Inversiones temporales-

- Se valúan al costo de adquisición, más rendimientos devengados, el cual no excede a su valor de mercado.

i) Utilidad básica por acción ordinaria-

- La utilidad básica por acción ordinaria se calcula dividiendo la utilidad neta entre el promedio ponderado de acciones ordinarias en circulación durante los años terminados al 31 de diciembre de 2001 y 2000.

j) Obligaciones laborales-

- Las primas de antigüedad y el plan de retiro voluntario, se reconocen como costos durante los años de servicio del personal. Los costos se calculan por actuarios independientes, con base en el método de crédito unitario proyectado utilizando tasas de descuentos netas.
- Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en los resultados del año en que son exigibles.

k) Impuesto sobre la renta y participación de los trabajadores en las utilidades-

- A partir del 1° enero de 2000, la Compañía aplicó los lineamientos establecidos en el Boletín D-4 "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", emitido por el Instituto Mexicano de Contadores Públicos.

- Como resultado de lo anterior, para el reconocimiento del impuesto sobre la renta diferido, la Compañía cambió el método de pasivo parcial al de activos y pasivos integral, el cual consiste en determinar el impuesto sobre la renta diferido, aplicando la tasa de impuesto sobre la renta correspondiente a las diferencias entre el valor contable y fiscal de los activos y pasivos (diferencias temporales) a la fecha de los estados financieros. El efecto acumulado al inicio del ejercicio 2000 derivado del cambio mencionado, incrementó el pasivo por impuestos diferidos y redujo el capital contable en $ 353,140.

- El efecto del año fue un crédito a resultado de $ 20,778 ($48,895 de crédito que se presenta como partida extraordinaria ver Nota 15 y $28,117 operaciones contínuas) en 2001 y $ 17,720 en 2000 y disminuyó el pasivo de impuestos diferidos en dichos importes.

l) Transacciones y valuación de saldos en moneda extranjera-

- Las transacciones en moneda extranjera, se registran al tipo de cambio vigente a la fecha en que éstas se realizan. Los activos y pasivos se actualizan al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a resultados.

m) Reconocimiento de ingresos-

- Los ingresos y sus costos relativos, se reconocen en el período que se transfieren los riesgos y beneficios de los inventarios a los clientes que los adquieren, lo cual generalmente ocurre cuando se entregan dichos inventarios en cumplimiento de sus pedidos.

n) Reserva para recompra de acciones-

- De conformidad con la Ley del Mercado de Valores, la Compañía constituyó una reserva de capital proveniente de las utilidades acumuladas, denominada Reserva para Recompra de Acciones, con el objeto de fortalecer la oferta y la demanda de sus acciones en el Mercado de Valores. Las acciones que con motivo de la adquisición temporal sean retiradas del mercado, serán consideradas como acciones en tesorería.

o) Uso de estimaciones-

- La preparación de los estados financieros de conformidad con principios de contabilidad generalmente aceptados, requiere que la Administración efectúe estimaciones y suposiciones que afectan las cifras reportadas de activos y

pasivos; así como la revelación de los activos y pasivos contingentes a la fecha de los estados financieros. Los resultados que sean obtenidos podrían diferir de dichas estimaciones.

p) Nuevos pronunciamientos:

Efectivo-

A partir del 1° de enero de 2001 se encuentra en vigor el Boletín C-1 "Efectivo" emitido por el Instituto Mexicano de Contadores Públicos, A.C. que establece las reglas de valuación, presentación y revelación del efectivo y sus equivalentes. Asimismo, las disposiciones normativas contenidas en el Boletín de referencia se han aplicado en la preparación de los estados financieros al 31 de diciembre de 2001 y 2000 y corresponden a las prácticas contables seguidas por la Compañia con anterioridad al pronunciamiento contable de referencia.

Instrumentos financieros-

A partir del 1 de enero de 2001 se encuentra en vigor el Boletín C-2 "Instrumentos Financieros" emitido por el Instituto Mexicano de Contadores Públicos, A.C. que establece las reglas de valuación, presentación y revelación en la información financiera que deben seguir los emisores o inversionistas de instrumentos financieros. Los estados financieros al 31 de diciembre de 2001 y 2000, observan las disposiciones normativas de dicho pronunciamiento; sin embargo, la Compañia ha seguido la práctica de no realizar operaciones con instrumentos financieros derivados con carácter especulativo.

Pasivo, provisiones, activos y pasivos contingentes y compromisos-

En noviembre de 2001, se publicó el Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes, y Compromisos", emitido por el Instituto Mexicano de Contadores Públicos, A.C., con vigencia a partir del 1° de enero de 2003, el cual establece las reglas de valuación, presentación y revelación de los pasivos y provisiones, de los activos y pasivos contingentes, así como las reglas de revelación de los compromisos contraídos. A la fecha de emisión de estos estados financieros, no se han determinado los posibles efectos relativos al reconocimiento de las disposiciones normativas del Boletín de referencia.

Activos intangibles-

En enero de 2002, se publicó el Boletín C-8 "Activos intangibles" emitido por el Instituto Mexicano de Contadores Públicos, A.C., con vigencia a partir del 1º de enero de 2003, el cual establece las reglas de valuación, presentación y revelación de los activos intangibles. A la fecha de emisión de estos estados financieros, no se han determinado los posibles efectos relativos al reconocimiento de las disposiciones normativas del Boletín de referencia.

NOTA 3 : CRÉDITOS BURSÁTILES

Al 31 de Diciembre de 2001, la empresa no tenía contratados Créditos Bursátiles

NOTA 4 : COMPROMISOS Y CONTINGENCIAS

Al 31 de Diciembre de 2001, se tienen los siguientes compromisos y contingencias:

1. Jugos del Valle, S.A. de C.V. esta avalando un crédito refaccionario a su subsidiaria Sucos del Valle Do Brasil, LTDA por un monto de $14,083,873 reales con vencimiento al 5 de Enero de 2006, el crédito fue contratado a un plazo de 6 años, incluyendo un año de gracia a una tasa preferencial denominada TJLP, más un spread de 5 puntos.

2. El 8 de junio de 2001 JUVASA fue demandada por el Congreso de la Unión y otras autoridades, las cuales pretenden el pago de una participación de utilidades a los trabajadores (PTU) correspondiente a 1999 por un importe de $54,210. Toda vez que dicho pago de PTU no procede por tratarse de ingresos correspondientes a una devolución de IVA, la Compañia interpuso demanda de amparo el 2 de julio de 2001. Finalmente el 1° de abril de 2002 las autoridades dictaron sentencia en primera instancia a favor de JUVASA, por lo que la Administración de la Compañia considera que dicha demanda no procede.

3. Grupo Embotellador del Valle, S.A. de C.V. (Subsidiaria de Promotora Jugos del Valle, S.A. de C.V.) tiene diversas contingencias laborales y federales provenientes del ejercicio de 1998 y ejercicios anteriores, a esta fecha no es posible determinar de manera exacta el valor de las contingencias de referencia, así mismo el tiempo que tomará agotar todas las instancias administrativas y judiciales a las que se encuentran sujetas. Sin embargo, tales contingencias han sido reconocidas por la Familia Guajardo (antiguos dueños) y asumen cualquier responsabilidad de pago derivada de cualquier reclamación o litigio, este acuerdo fue firmado el 3 de enero de 2001. A la fecha no se han firmado aún las garantías respectivas, aun cuando de modo informal, se ha desarrollado (a través de diversas gestiones) un sistema de garantías entre la Familia Guajardo y la Compañia.

4. Con fecha 12 septiembre de 2001, la compañia Jugos del Valle, S.A. de C.V., estableció un Programa de Europapel Comercial, por un monto de US $50,000,000 de dólares con un plazo de 90 a 360 dias, habiendo emitido a la fecha una primera serie de US $16,000,000 de dólares a un plazo de 181 dias. El 12 de marzo del 2002 fue liquidada esta primera emisión.

NOTA 5: CAPITAL CONTABLE

CAPITAL CONTABLE	NOMINAL	ACTUALIZACION	TOTAL
CAPITAL SOCIAL	57,714	292,968	350,682
PRIMA EN COLOCACION DE ACCIONES	73,774	177,551	251,325
UTILIDAD(PERDIDA) ACUMULADA	783,576	292,489	1,076,065
RESULTADOS ACUMULADOS	772,294	274,344	1,046,638
RESERVA LEGAL	11,282	18,145	29,427
	783,576	292,489	1,076,065
RESERVA PARA ADQUISICION DE ACCIONES	22,074	56,545	78,619
EXCESO O INSUFICIENCIA EN LA ACT DEL CAPITAL	14,346	37,002	51,348
EFECTO ACUMULADO DE IMPUESTOS DIFERIDOS	(309,971)	(43,169)	(353,140)
	(295,625)	(6,167)	(301,792)
RESULTADO DEL EJERCICIO	32,129	(197)	31,932
TOTAL	673,642	813,189	1,486,831
PARTICIPACION MINORITARIA :	3,544	2,594	6,138
TOTAL CAPITAL CONTABLE CONSOLIDADO :	677,186	815,783	1,492,969

THESE NOTES PRESENT A BREAKDOWN FOR SOME CONCEPTS THAT COULD NOT BE SPECIFIED ON THE STRUCTURE OF THE FINANCIAL STATEMENTS, ALTHOUGH THEIR RELEVANT INFORMATION NEEDS TO HAVE SOME EXPLANATION.

NOTA 08 : IMPUESTOS DIFERIDOS

El resultado contable difiere del resultado fiscal debido principalmente al efecto de diferencias permanentes, básicamente en partidas incluidas en el estado de resultados para reflejar los efectos de la inflación y diferencias temporales (no representativas), que afectan contable y fiscalmente en diversos ejercicios.

De acuerdo con la legislación fiscal vigente, las empresas deben pagar el impuesto que resulte mayor entre el ISR y el IMPAC. Ambos impuestos reconocen los efectos de la inflación, aunque en forma diferente de los Principios de Contabilidad Generalmente Aceptados. La Ley del IMPAC establece un impuesto del 1.8% sobre los activos actualizados, inventarios, propiedades, planta y equipo, deducidos de algunos pasivos.

a) La determinación del impuesto sobre la renta diferido se realizó a través del método de activos y pasivos que comparan los valores contables y fiscales de los mismos, de esta comparación resultan diferencias temporales a las que se les aplican las tasas fiscales correspondientes. La participación de los trabajadores en la utilidad diferida se determina por las diferencias temporales resultantes de la comparación de las partidas del estado de resultados con la integración de la base gravable para efectos legales.

El impuesto al activo diferido corresponde al monto compensable que ha sido pagado en exceso sobre el impuesto sobre la renta causado y que podrá ser sujeto a devolución o compensación conforme a las disposiciones fiscales vigentes y se presenta disminuyendo al pasivo por impuesto sobre la renta diferido.

NOTA 09 : PARTIDAS EXTRAORDINARIAS Y ESPECIALES

Las partidas extraodinarias y especiales se integran como sigue:

	31 de diciembre de	
	2001	**2000**
Recuperación neta de impuestos del ejercicio de 1996 a 2000 (a)	$ -	$ 562,134
Recuperación neta de IESPyS (b)	-	61,440
	-	623,574
Otras partidas (c)	37,662	(3,766)
	$ 37,662	$ 619,808

a) Sentencia a favor JUVASA

Durante el año de 1999, la Suprema Corte de Justicia de la Nación resolvió conceder el amparo y protección de la Justicia Federal a JUVASA al declarar la inconstitucionalidad del Artículo 2-A, fracción I, inciso b), numeral 1 de la Ley del Impuesto al Valor Agregado (IVA), por ser violatorio de la garantía de equidad tributaria. Como consecuencia de lo anterior JUVASA adquirió en principio el derecho de que se le devuelvan todas y cada una de las cantidades pagadas por concepto de impuesto al valor agregado desde el ejercicio de 1996.

Con fecha 10 de enero del 2001, se cumplimenta sentencia a favor de JUVASA y se determina como pago indebido por conceptos de IVA del período comprendido del 1° de enero de 1996 al 31 de octubre de 2000, la cantidad neta de $1,318,831; derivada de la ejecutoria dictada por la Segunda Sala de la H. Suprema Corte de Justicia de la Nación en el amparo en revisión 2743/97, se determinó que JUVASA recibiera como pago único total, la cantidad neta de $1,318,831, por concepto de devolución de IVA correspondiente al período comprendido del 1° de enero de 1996 al 31 de octubre de 2000, mismo que fue devuelto el 12 de enero de 2001.

b) El 16 de mayo de 1999 (ratificada el 31 de marzo de 2000), JUVASA obtuvo sentencia mediante juicios de amparo a su favor referente a la devolución del Impuesto Especial Sobre Producción y Servicios (IESPyS) pagado indebidamente, correspondiente al período de enero a noviembre de 1990 por $ 20,625 ($ 187,595 valor neto actualizado).

Con fecha 10 de enero del 2001, se cumplimenta sentencia a favor de JUVASA y se determina como pago indebido por conceptos del IESPyS correspondiente al ejercicio fiscal de 1990, la cantidad de $187,595; derivada de la ejecutoria dictada por el Pleno Tribunal Fiscal de la Federación en el juicio de nulidad 100(14)-P-4/97/1289/96, se determinó que JUVASA recibiera como pago único por concepto de devolución del IESPyS correspondiente al ejercicio de 1990, la cantidad de $187,595, mismo que fue devuelto el 12 de enero de 2001.

Derivado de lo mencionado, en el párrafo a) y b) anteriores, se tiene registrado en el cuerpo del balance general al 31 de diciembre de 2000 impuesto por recuperar por $1,506,426 a valor nominal ($1,318,831 de IVA y $187,595 de IESPyS), $1,572,709 valor actualizado y en otras cuentas por pagar incluye una reserva de gastos asociados con dicha devolución por pagar de $ 777,498 a valor nominal.

A continuación se resume su efecto neto en el resultado del año 2000:

	Importe
Partida extraordinaria	
Recuperación de impuestos de ejercicios anteriores:	
Total de las devoluciones recibidas de IVA e IESPyS, neto.	$ 728,928
Provisión de IESPyS en 1999	(124,992)
Otras partidas	(6,643)
Total neto recuperación de impuestos de ejercicios anteriores	597,293
Incremento por actualización	26,281
Partida extraordinaria en pesos de poder adquisitivo del 31 de diciembre de 2001 incluida en el estado de resultados de 2000	$ 623,574

c) Se integra como sigue:

- Gasto por $11,233 en 2001 y $3,766 en 2000 que corresponden a indemnizaciones extraordinarias derivadas de una reorganización estructural que llevó a cabo la Administración de la Compañía.

- Beneficio de ISR diferido por $48,895 originado de partidas extraordinarias del año anterior.

NOTA 10 : OPERACIONES DISCONTINUADAS

a) Venta de subsidiarias:

El 10 de enero de 2001 JUVASA celebró un contrato de compra-venta de acciones, mediante el cual Promotora Jugos del Valle, S.A: de C.V. y Grupo Embotellador del Valle, S.A. de C.V., vendieron a Esencias y Concentrados, S.A. de C.V. y Distribuidora de Refrescos Mexicanos, S.A. de C.V., su participación en acciones (100%) de Embotelladora América, S.A. de C.V.; el resultado de dicha operación al 31 de diciembre de 2000, (fecha de venta considerada para efectos contables) fue el siguiente:

La Administración de la Compañía decidió excluir a Embotelladora América, S.A. de C.V., por el año 2000 del método de participación y en el consolidado de Promotora Jugos del Valle, S.A. de C.V. y Subsidiarias, debido a que Embotelladora América, S.A. de C.V. durante el año de 2000 no estuvo en operación y se encontraba en quiebra técnica, adicionalmente la Compañía en el año 2000, vendió la totalidad de sus activos fijos para efectos de liquidar pasivos, por lo que no estaba en posibilidad de seguir operando como negocio en marcha.

A continuación se presenta un resumen de las partidas que fueron reconocidas en los resultados del año 2000 por la venta de Embotelladora América, S.A. de C.V.

Estado de resultados:		
Participación en los resultados de subsidiaria no consolidada	$	7,200
Operaciones discontinuas:		
Cancelación del crédito mercantil	$	(79,852)
Cancelación del valor contable de las acciones (Método de participación)		24,613
Total costo contable de la subsidiaria vendida	$	(55,239)
Precio de venta de las acciones		152
Total pérdida neta en venta de subsidiaria	$	(55,087)

b) Como se menciona en la Nota 1 inciso (b) el 29 de junio de 2001 se cerró la operación de la subsidiaria indirecta FDI Corporation, originándose una pérdida neta por $3,325.

Como se menciona en la Nota 1 inciso (f) en 2001 se cerró la operación de Florida7, S.A. de C.V., originándose una pérdida por $6,574.

Ambas partidas se reconocen en el estado de resultados como operaciones discontinuadas.

NOTA 12 : RESULTADOS NETOS MENSUALES

JUGOS DEL VALLE, S.A. DE C.V.

	Resultados Netos ACUMULADOS		Resultados Netos del EJERCICIO MENSUAL		Resultados Netos EJER. ACUMULADO	INDICE	
MES	**NOMINAL**	**ACTUALIZADO**	**NOMINAL**	**ACTUALIZADO**	**ACTUALIZADO**	**DE ORIGEN**	**AL CIERRE**
ENE '01	1,105,170	1,116,221	4,949	5,084	5,084	338.462	351.418
FEB '01	1,105,564	1,115,289	(1,978)	(2,755)	2,329	338.238	351.418
MZO '01	1,105,145	1,117,525	17,107	17,312	19,640	340.381	351.418
ABR. '01	1,105,145	1,124,267	9,405	10,221	29,862	342.098	351.418
MAY. '01	1,104,950	1,126,504	6,774	7,293	37,154	342.883	351.418
JUN. '01	1,105,592	1,128,913	(7,122)	(7,339)	29,816	343.694	351.418
JUL. '01	1,105,675	1,131,870	(37,518)	(38,460)	(8,644)	342.801	351.418
AGT. '01	1,106,036	1,131,458	(1,448)	(1,936)	(10,580)	344.832	351.418
SEP. '01	1,106,036	1,143,624	16,588	16,749	6,169	348.042	351.418
OCT. '01	1,106,036	1,149,928	(8,858)	(13,818)	(7,649)	349.615	351.418
NOV. '01	1,106,036	1,154,905	8,761	8,776	1,127	350.932	351.418
DIC. '01	1,106,036	1,154,684	30,806	30,806	31,932	351.418	351.418

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

JUDGED INFORMATION

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
					\CQUISITIOI COST	PRESENT VALUE (3)
	SUBSIDIARIES					
1	INDUSTRIAS ALIMENTICIAS DE ZACATECAS,S.A. DE C.V.	ARRENDAMIENTO DE MUEBLES E INMUEBLES	1,145,996	99.99	11,460	87,136
2	ASESORES Y PROMOTORES DEL MERCADO, S.A. DE C.V.	PREST DE SERV DE DISTRIB Y VTA DE PROD.	449,996	99.99	450	4,829
3	COMERCIALIZADORA VALVITA, S.A. DE C.V.	FAB VENTA DE SALSA DE TOMATE	20,316,202	99.99	20,316	22,240
4	INMOBILIARIA JUVASA, S.A. DE C.V.	COMPRA-VENTA DE OPERAC DE MUEBLES E INM	49	98.00	49	49
5	JUGOS DEL VALLE USA, INC Y SUBSIDIARIA	COMPRA Y VTA DE JUGOS Y NECT DE FRUTA	19,960	99.99	15,824	(6,557)
6	HOLDINBRAS PARTICIPACOES, LTDA Y SUBSIDIARIA	FAB, COMPRA VTA DE JUGOS Y NECT DE FRUT	52,669,678	99.99	287,416	50,934
7	PROMOTORA JUGOS DEL VALLE, S.A. DE C.V. Y SUBS	PROD. VTA Y DIST. DE BEB CARB.	153,383	100.00	153,383	64,797
8	JUGOS DEL VALLE ESPAÑA, S.L	COMPRA Y VTA DE JUGOS Y NECT DE FRUTA	2,533	99.99	693	(1,284)
9	CODEMEXICO, S.A. DE C.V.	FABRICACION DE LACTO BASILOS	10,297,274	75.33	10,297	4,906
10	FLORIDA 7, S.A. DE C.V.	FAB, CPRA VTA DE JGOS, NECT Y BEB FRUT	28,435,642	99.99	28,436	59,819
11	GRUPO ALIMENTOS MEXICANOS,S.A. DE C.V.	PREST. DE SERV. ADMON Y FINANC.	100,000	66.67	100	542
	TOTAL INVESTMENT IN SUBSIDIARIES				**528,424**	**287,411**
	OTHER PERMANENT INVESTMENTS					**0**
	TOTAL					**287,411**

NOTES

STOCK EXCHANGE COD/VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **4** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	32,949	6,278	26,671	54,091	10,231	70,531
MACHINERY	528,395	132,359	396,036	934,938	266,636	1,064,338
TRANSPORT EQUIPMENT	102,667	49,297	53,370	70,726	32,835	91,261
OFFICE EQUIPMENT	18,877	6,344	12,533	19,076	11,877	19,732
COMPUTER EQUIPMENT	74,790	55,919	18,871	56,190	17,636	57,425
OTHER	55,424	14,387	41,037	98,327	35,939	103,425
DEPRECIABLES TOTAL	**813,102**	**264,584**	**548,518**	**1,233,348**	**375,154**	**1,406,712**
NOT DEPRECIATION ASSETS						
GROUNDS	4,829	0	4,829	11,572	0	16,401
CONSTRUCTIONS IN PROCESS	44,864	0	44,864	23,456	0	68,320
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**49,693**	**0**	**49,693**	**35,028**	**0**	**84,721**
TOTAL	**862,795**	**264,584**	**598,211**	**1,268,376**	**375,154**	**1,491,433**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BITAL	29/01/2002	10.86	7,887	0	0	0	0	0	0	0	0	0	0	0	0	0
BAJIO	04/01/2002	11.65	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/01/2002	11.93	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ITAU-BNDS EXIM	15/03/2004	8.50	0	0	0	0	0	0	0	0	0	0	8,389	0	0	0
OTHER FINANCIAL ENTITIES																
SIMPLE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
QUADRUM	30/12/2002	9.79	5,714	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	30/07/2003	10.29	16,000	9,333	0	0	0	0	0	0	0	0	0	0	0	0
P.N.C. BANK	02/05/2003	2.93	0	0	0	0	0	0	0	0	0	648	325	0	0	0
RABOBANK	18/05/2004	2.60	0	0	0	0	0	0	0	0	0	2,278	2,278	1,139	0	0
BANAMEX	12/06/2007	5.35	0	0	0	15,237	15,237	15,237	15,237	22,856	0	0	0	0	0	0
REFACCIONARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BNDES	15/01/2006	11.00	0	0	0	0	0	0	0	0	0	10,451	10,451	10,451	10,451	15,203
ITAU-BNDS FINAME	15/08/2006	9.50	0	0	0	0	0	0	0	0	0	0	208	0	0	0
ARRENDAMIENTO FINANCIEROS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2002	11.95	3,170	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/01/2003	11.95	181	17	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/06/2003	11.95	2,926	1,708	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2003	11.95	251	226	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/05/2003	11.45	4,914	2,335	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2004	11.45	258	548	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2004	11.45	623	1,320	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.45	232	561	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.45	287	692	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.45	153	369	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.45	37	89	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.45	613	1,477	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.45	136	327	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
VALMEX	06/04/2004	11.75	621	1,458	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/07/2004	11.75	69	179	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/08/2004	11.75	115	230	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/09/2004	11.75	130	360	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/10/2004	11.75	168	501	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/11/2004	11.75	45	126	0	0	0	0	0	0	0	0	0	0	0	0
PRENDARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SUDAMERIS	13/03/2002	24.77	0	0	0	0	0	0	0	0	8,096	0	0	0	0	0
BILBAO VIZCAYA	28/01/2002	23.83	0	0	0	0	0	0	0	0	5,923	0	0	0	0	0
BCN	27/02/2002	26.40	0	0	0	0	0	0	0	0	7,898	0	0	0	0	0
ABC	01/04/2002	27.12	0	0	0	0	0	0	0	0	7,898	0	0	0	0	0
ITAÚ	10/04/2002	26.53	0	0	0	0	0	0	0	0	922	0	0	0	0	0
SINDICADO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA	31/05/2005	4.76	0	0	0	0	0	0	0	0	0	47,997	47,997	47,997	47,997	127,992
CREDITO BURSATIL			0	0	0	0	0	0	0	0	0	0	0	0	0	0
LATIN WORLD	12/03/2002	9.00	0	0	0	0	0	0	0	0	146,277	0	0	0	0	0
TOTAL BANKS			94,530	21,856	0	15,237	15,237	15,237	15,237	22,856	177,014	61,374	69,648	59,587	58,448	143,195
PROVEEDORES																
MATERIALES			306,231	0	931	0	0	0	0	0	53,355	0	0	0	0	0
REFACCIONES			0	0	57,727	0	0	0	0	0	0	0	0	0	0	0
ACTIVO FIJO			0	0	740	0	0	0	0	0	848	0	0	0	0	0
FLETEROS			32,319	0	0	0	0	0	0	0	237	0	0	0	0	0
TOTAL SUPPLIERS			338,550	0	59,398	0	0	0	0	0	54,440	0	0	0	0	0
DIVERSAS PROVISIONES			66,793	0	0	0	0	0	0	0	13,060	0	33	0	0	35,477
OTHER CURRENT LIABILITIES AND OTHER CREDITS			66,793	0	0	0	0	0	0	0	13,060	0	33	0	0	35,477

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			499,873	21,856	59,398	15,237	15,237	15,237	15,237	22,856	244,514	61,374	69,681	59,587	58,448	178,672

NOTES

EL TIPO DE CABIO OFICIAL EN DOLARES ES DE $9.1423

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**
JUGOS DEL VALLE, S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	24,096	228,911	32,971	319,922	548,833
OTHER	1,808	16,676	0	0	16,676
TOTAL	**25,904**	**245,587**	**32,971**	**319,922**	**565,509**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	19,188	181,621	0	0	181,621
INVESTMENTS	972	9,109	67	619	9,728
OTHER	293	2,740	90	853	3,593
TOTAL	**20,453**	**193,470**	**157**	**1,472**	**194,942**
NET BALANCE	**5,451**	**52,117**	**32,814**	**318,450**	**370,567**
FOREING MONETARY POSITION					
TOTAL ASSETS	**37,647**	**344,181**	0	0	**344,181**
LIABILITIES POSITION	**89,198**	**815,478**			**815,478**
SHORT TERM LIABILITIES POSITION	41,622	380,523	0	0	380,523
LONG TERM LIABILITIES POSITION	47,576	434,955	0	0	434,955
NET BALANCE	**(51,551)**	**(471,297)**			**(471,297)**

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**

JUGOS DEL VALLE, S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

NOTES

LOS TIOS DE CAMBIO QUE SE UTILIZARON FUERON:

MONEDAS-REALES (TIPO DE CAMBIO A DOLARES).43197
MONEDAS-PESETAS (TIPO DE CAMBIO A DOLARES) .00532
TIPO DE CAMBIO OFICIAL EN DOLARES ES DE $9.1423

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**VALLE**　　　　QUARTER: **4**　　　　YEAR: **2001**

JUGOS DEL VALLE, S.A DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION　　　　**CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,209,338	2,613,546	404,208	0.55	2,223
FEBRUARY	1,213,127	1,631,279	418,152	0.07	(293)
MARCH	1,241,962	1,630,228	388,266	0.63	2,446
APRIL	1,203,831	1,658,700	454,869	0.50	2,274
MAY	1,084,489	1,524,094	439,605	0.23	1,011
JUNE	1,138,053	1,578,824	440,771	0.24	1,058
JULY	1,120,972	1,568,576	447,604	0.26	(1,164)
AUGUST	1,098,551	1,615,483	516,932	0.59	3,050
SEPTEMBER	1,088,404	1,559,635	471,231	0.93	4,382
OCTOBER	1,301,904	1,740,722	438,818	0.45	1,975
NOVEMBER	1,258,762	1,694,684	435,922	0.38	1,657
DECEMBER	1,288,442	1,733,881	445,439	0.14	624
ACTUALIZATION:	0	0	0	0.00	2,501
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	13,752
OTHER	0	0	0	0.00	0
TOTAL					**35,496**

NOTES

CIAS. EXTRANJERAS.

JUGOS DEL VALLE USA, INC.
HOLDINBRAS PARTICIPACOES, LTDA
JUGOS DEL VALLE ESPAÑA, S.L.

STOCK EXCHANGE CODE: QUARTER: YEAR:
JUGOS DEL VALLE, S.A DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**
JUGOS DEL VALLE, S.A DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA TEPOTZOTLAN	FAB. Y VTA DE JUGOS, NECT.Y BEBIDAS DE FRUTA	73,121	66
PLANTA ZACATECAS	FAB. Y VTA DE JUGOS, NECT.Y BEBIDAS DE FRUTA	7,942	89
PLANTA TIJUANA	FAB Y VENTA DE NARANJADAS	13,154	35
PLANTA ENSENADA	FAB Y VENTA DE SALSA DE TOMATE	3,348	9
PLANTA PUERTO RICO	FAB Y VENTA DE BEBIDAS DE FRUTAS	445	40
PLANTA BRASIL	FAB Y VENTA DE JUGOS Y NECTARES	21,548	52
PLANTA AZCAPOTZALCO	FAB Y VENTA DE BEBIDAS CARBONATADAS	27,370	44
PLANTA MONTERREY	FAB Y VENTA DE BEBIDAS CARBONATADAS	17,251	28
PLANTA TEPEJI DEL RIO	FAB Y VENTA DE PRODUCTOS LACTEOS	256	48
PLANTA FLORIDA 7	FAB Y VENTAS DE JUGOS, NECTARES Y NARANJADAS	16,382	47
PLANTA ZACATECAS (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	24,755	35
PLANTA VERACRUZ (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	3,567	42

NOTES

CAPACIDAD INSTALADA EN CAJAS ESTANDAR DE 24 PZAS DE 8OZ. C/U
*CAPACIDAD INSTALADA EN MILES DE KILOS DE PULPA CONCENTRADA

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**
JUGOS DEL VALLE, S.A DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
PULPAS, JUGOS Y FRUTAS	CITROFRUT,CONFRUTTA ,VALLE RED IND.ALIM. DE ZACATECAS	PULPAS	CONSERVERA PENZTKE CORP. ACONCAGUA JR. WOOD	SI	15.00
AZUCAR	COPROBAMEX			SI	3.50
FRUCTUOSA	ALMEX, S.A.			SI	5.60
BOTELLAS	VIDRIERIA QUERETARO, S.A. VIDRIERIA LOS REYES, S.A.			SI	10.60
BOTES	FAMOSA Y VAN CAN			SI	5.70
TAPAS	FAMOSA, VAN CAN, A.P.S.A. WHITE CAP, COMBIBLOC, PORTOLA			SI	7.40
PAPEL	TETRAPAK	PAPEL	COMBIBLOC, TETRAPAK	SI	8.70
		POLIETILENO ALTA DENSIDAD	CHEMTEX	SI	2.20
OTROS					17.30

NOTES

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES	49,540	1,156,463	32,560	1,611,127	35.30	VALLE REDONDO	ALM. AURRERA
						BOTELLIN	GIGANTE, S.A.
						FRUTSI	
BEBIDAS DE FRUTA	14,402	202,220	15,265	569,941	26.60	BEBERE	COMERCIAL MEXICAN/
						TROPICANA	GRATEL DISTRIBUCIOI
NARANJADAS	15,282	195,352	15,256	319,843	14.70	BARRILITOS	CADENA COM OXXO
REFRESCOS	16,724	183,185	16,510	360,976		VALLE FRUT	CASA LEY
VALVITA	308	14,603	438	24,080		VAL VITA	TIENDA ISSTE
KULTAI	122	9,013	119	11,524		KULTAI	NUEVA WAL MART DE
							GRATEL QUERETARO
PULPAS (KILOS)	10,570	71,132	655	1,247		FLORIDA 7	MULLINS
							WAL MART DE MEXICC
							GRUPO CIFRA
OTROS				52,567			
TOTAL		1,831,968		2,951,305			

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES			10,504	319,812	BRASIL	VALLE REDONDO	AROUCAR R. VENDINC
JUGOS Y NECTARES			1,868	85,906	USA	VALLE REDONDO	GOURMET AWARDS
REFRESCOS			674	24,219	USA	VALLE REDONDO	GOURMET AWARDS
JUGOS Y NECTARES			189	8,356	PUERTO RICO	VALLE REDONDO	GENERAL/KRESTO
BEBIDAS DE FRUTAS			159	8,320	PUERTO RICO	VALLE REDONDO	GENERAL/KRESTO
JUGOS Y NECTARES			2	110	ESPAÑA	VALLE REDONDO	JUGOS DEL VALLE ESI
JUGOS Y NECTARES			15	490	SURINAM	VALLE REDONDO	KING´S ENTERPRISES
JUGOS Y NECTARES			52	1,670	COSTA RICA	VALLE REDONDO	MERCANTIL DE ALIMEI
JUGOS Y NECTARES			120	3,717	EL SALVADOR	VALLE REDONDO	IND. CRISTAL DE CEN
JUGOS Y NECTARES			22	793	CUBA	VALLE REDONDO	C.I. NEGINTER COLOM
JUGOS Y NECTARES			15	583	ISLAS CANARIAS	VALLE REDONDO	SOTABAC SOCORRO T
JUGOS Y NECTARES			1,382	58,578	VENEZUELA	VALLE REDONDO	ALIMENTOS CALIFORN
JUGOS Y NECTARES			39	1,489	CANADA	VALLE REDONDO	QUE PASA MEXICAN F(
JUGOS Y NECTARES			7	317	CHILE	VALLE REDONDO	VELARDE HERMANOS
JUGOS Y NECTARES			48	1,683	PANAMA	VALLE REDONDO	CALOX PANAMEÑA
JUGOS Y NECTARES			60	1,945	TRINIDAD Y TOBAGO	VALLE REDONDO	FINELINE DISTRIBUTO
JUGOS Y NECTARES			176	7,013	JAMAICA	VALLE REDONDO	CARI MED LIMITED
JUGOS Y NECTARES			39	1,220	BELICE	VALLE REDONDO	MAJIL MEXICAN PRODI
JUGOS Y NECTARES			62	2,932	JAPON	VALLE REDONDO	ECO BUSSIES, LTD/ME
BEBIDAS DE FRUTA			768	28,226	ECUADOR, ARUBA, PR.	VALLE REDONDO	VARIOS
PULPAS			534	5,964	USA		AGRA INTERNACIONAL
PULPAS			97	1,125	ISRAEL		MEDIJUICE LIMITED C
PULPAS			35	1,042	SALVADOR, COLOMBIA		LACTO LIFE, E.U.
T O T A L				565,510			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 743,627

Number of shares Outstanding at the Date of the NFEA: (Units) 58,151,709

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 2,588,114

Number of shares Outstanding at the Date of the NFEA: (Units) 58,322,508

STOCK EXCHANGE COI **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **1** YEAR: **1997**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

STOCK EXCHANGE CO| VALLE QUARTER: 4 YEAR: 2001
RAZON SOCIAL: **JUGOS DEL VALLE, S.A DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 58,151,709

[X] ARE FIGURES FISCALLY AUDITED?

[ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **4** YEAR **2001**

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	58,322,508			58,322,508	57,714	
TOTAL			**58,322,508**	**0**	**0**	**58,322,508**	**57,714**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
58,322,508
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B	513,201	4.15353	10.82000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR **2001**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. MARCELA ALCANTARA GUTIERREZ	**C.P. MARIO MERCADO VARGAS**
GERENTE DE INFORMACION E INT. FINANCIERA	**DIRECTOR CORPORATIVO DE ADMON Y CONTRALORIA**

TEPOTZOTLAN, MEX, AT MAY 2 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: VALLE FECHA: 2/05/2002 12:10

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	JUGOS DEL VALLE, S.A DE C.V.
DO MICILIO:	AV. INSURGENTES NO. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	TEPOTZOTLAN ,MEX
TELEFONO:	5557-97-77
FAX:	5395-63-12
E-MAIL:	mmercado@jvalle.com.mx
DIRECCION DE INTERNET	www.jvalle.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	JVA780420DM3
DOMICILIO	AV.INSURGENTES NO. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	TEPOTZOTLAN ,MEX

RESPONSABLE DE PAGO

NOMBRE:	C.P. JORGE HERNANDEZ TREJO
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING MANUEL ALBARRAN MACOUZET
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	mam2@jvalle.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. ROBERTO ALBARRAN CAMPILLO
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.

CLAVE DE COTIZACION: VALLE   **FECHA:** 2/05/2002 12:10

TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	ralbarran@jvalle.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR CORPORATIVO DE FINANZAS Y CONTROL DE GESTION
NOMBRE:	C.P. ANDRES ARCADIO RODRIGUEZ HERRERA
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5757-97-77
FAX:	5395-89-18
E-MAIL:	anrodriguez@jvalle.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR CORPORATIVO DE ADMINISTRACION Y CONTRALORIA
NOMBRE:	C.P. MARIO MERCADO VARGAS
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-63-12
E-MAIL:	mmercado@jvalle.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE ANALISIS E INTEGRACIÓN DE INFORMACIÓN FINANCIERA
NOMBRE:	C.P. MARCELA ALCANTARA GUTIERREZ
DOMICILIO:	AV. INSURGENTES NO. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5899-10-00
FAX:	5899-10-62
E-MAIL:	malcantara@jvalle.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. LAURA VALTIERRA LEON
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	lvaltierra@jvalle.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. ANTONIO FRANCK CABRERA
DOMICILIO:	PASEO DE LAS PALMAS NO. 405 3ER. PISO

CLAVE DE COTIZACION: VALLE **FECHA:** 2/05/2002 12:10

COLONIA:	COL. LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5540-92-05
FAX:	5540-92-00
E-MAIL:	afranck@fgdr.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR JURIDICO EXTERNO
NOMBRE:	LIC. CHRISTIAN LIPPERT HELGUERA
DOMICILIO:	TORRE OPTIMA AV. PASEO DE LAS PALMAS NO. 405 3ER PIS
COLONIA:	PALMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5540-92-33
FAX:	5540-92-02
E-MAIL:	clippert@fgdr.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	VICEPRESIDENTE CORPORATIVO
NOMBRE:	LIC. EDUARDO MARINO LOPEZ
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	emarino@jvalle.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR CORPORATIVO DE ADMINISTRACION Y CONTRALORIA
NOMBRE:	C.P. MARIO MERCADO VARGAS
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-63-12
E-MAIL:	mmercado@jvalle.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	RELACION CON INVERSIONISTAS
NOMBRE:	ING. ALFREDO HUERTA CHABOLLA
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5676-47-12
FAX:	5676-47-12
E-MAIL:	ahuerta@jvalle.com.mx

CLAVE DE COTIZACIÓN: VALLE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	3,149	4,313	-424	-470	3,356	4,578	26	31	160	162	29	10
s02	ACTIVO CIRCULANTE	1,415	2,523	-122	-162	1,424	2,593	15	20	76	68	21	3
s03	LARGO PLAZO	0	0	-287	-294	287	294	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	0	0	-287	-294	287	294	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	1,491	1,494	0	0	1,405	1,399	11	12	70	80	5	4
s07	INMUEBLES, PLANTA Y EQUIPO	2,131	2,100	0	0	2,001	1,963	20	20	103	112	8	4
s08	DEPRECIACION ACUMULADA	640	605	0	0	596	564	9	8	33	33	3	0
s09	ACTIVO DIFERIDO (NETO)	243	295	-15	-14	240	292	0	0	14	14	3	3
s10	PASIVO TOTAL	1,655	2,820	-135	-168	1,675	2,856	4	19	95	104	17	8
s11	PASIVO CIRCULANTE	916	2,140	-120	-154	923	2,166	4	17	93	102	17	7
s12	PASIVO A LARGO PLAZO	455	362	0	0	456	361	0	0	0	0	0	1
s13	CREDITOS DIFERIDOS	283	319	-15	-14	296	329	0	2	2	2	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	1,494	1,492	-289	-302	1,685	1,722	22	13	65	59	12	2
s15	CAPITAL CONTABLE MAYORITARIO	1,488	1,486	-289	-302	1,680	1,722	22	13	65	53	10	1
s16	CAPITAL CONTRIBUIDO	603	602	-771	-702	1,139	1,108	25	12	196	176	13	7
s17	CAPITAL GANADO (PERDIDO)	885	884	482	400	541	615	-3	1	-131	-123	-3	-6
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

SECTOR 1: JUGOS DEL VALLE, S.A. DE C.V.
SECTOR 2: COMERCIALIZADORA VALVITA, S.A. DE C.V.
SECTOR 3: PROMOTORA JUGOS DEL VALLE, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: VALLE

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	3,517	3,088	-518	-426	3,523	3,068	25	29	3,517	3,088	-518	-426
r02	INGRESOS EXTERNOS	3,517	3,088	0	0	3,288	2,773	24	29	3,517	3,088	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	-518	-426	234	295	1	0	0	0	-518	-426
r04	RESULTADO BRUTO	1,672	1,372	-102	-63	1,514	1,238	1	6	1,672	1,372	-102	-63
r05	GASTOS DE OPERACION	1,481	1,362	-122	-80	1,350	1,219	8	9	1,481	1,362	-122	-80
r06	RESULTADO DE OPERACION	191	10	20	17	164	19	-7	-3	191	10	20	17
r07	COSTO INTEGRAL DE FINANCIAMIENTO	155	198	14	24	136	151	-1	-1	155	198	15	24
r08	INTERESES PAGADOS	100	156	-7	-4	100	157	0	0	100	156	-7	-4
r09	INTERESES GANADOS	44	11	-7	0	51	11	0	0	44	11	-7	0
r10	RESULTADO POR POSICION MONETARIA	-35	-80	0	8	-34	-85	0	0	-35	-80	0	8
r11	OTRAS OPERACIONES FINANCIERAS	135	133	14	22	121	90	0	0	135	133	14	22
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	35	-188	6	-6	28	-133	-6	-3	35	-188	5	-6
r13	PROVISION PARA IMPUESTOS Y P.T.U.	34	-1	0	-7	35	16	-2	-1	34	-1	0	-7
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	1	-187	6	1	-7	-148	-4	-2	1	-187	5	1
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	7	0	0	0	0	0	0	0	7	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	1	-180	6	1	-7	-148	-4	-2	1	-180	5	1
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	-10	-55	0	0	-10	0	0	0	-10	-55	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-9	-235	6	1	-17	-148	-4	-2	-9	-235	5	1
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	-38	-620	0	1	-38	-623	0	0	-37	-620	0	1
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	29	385	6	1	20	475	-4	-2	29	385	5	1
r22	PARTICIPACION MINORITARIA	3	11	0	0	3	2	0	0	3	11	0	0
r23	RESULTADO NETO MAYORITARIO	32	396	6	1	23	477	-4	-2	32	396	5	1

SECTOR 1: JUGOS DEL VALLE, S.A. DE C.V.
SECTOR 2: COMERCIALIZADORA VALVITA, S.A. DE C.V.
SECTOR 3:

CLAVE DE COTIZACIÓN: VALLE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act	Año Ant.	Año Act	Año Ant.	Año Act	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act	Año Ant.
s01	ACTIVO TOTAL	3,149	4,313	-424	-470	3,241	4,423	21	61	311	298	0	1
s02	ACTIVO CIRCULANTE	1,415	2,523	-122	-162	1,390	2,553	20	39	126	92	0	1
s03	LARGO PLAZO	0	0	-287	-294	287	294	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	0	0	-287	-294	287	294	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	1,491	1,494	0	0	1,332	1,328	0	10	159	156	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	2,131	2,100	0	0	1,953	1,912	1	19	177	169	0	0
s08	DEPRECIACION ACUMULADA	640	605	0	0	621	584	1	9	18	12	0	0
s09	ACTIVO DIFERIDO (NETO)	243	295	-15	-14	232	248	0	12	26	50	0	0
s10	PASIVO TOTAL	1,655	2,820	-135	-168	1,506	2,701	27	60	255	226	2	2
s11	PASIVO CIRCULANTE	916	2,140	-120	-154	843	2,076	27	59	164	157	2	2
s12	PASIVO A LARGO PLAZO	456	362	0	0	365	292	0	1	91	69	0	0
s13	CREDITOS DIFERIDOS	283	319	-15	-14	298	333	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	1,494	1,492	-289	-302	1,734	1,722	-5	1	55	72	-1	-1
s15	CAPITAL CONTABLE MAYORITARIO	1,488	1,486	-289	-302	1,732	1,716	-5	1	51	72	-1	-1
s16	CAPITAL CONTRIBUIDO	603	602	-771	-702	1,052	1,013	28	28	293	262	1	1
s17	CAPITAL GANADO (PERDIDO)	885	884	482	400	680	703	-33	-27	-242	-190	-2	-1
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	-1

PAIS 1: JUGOS DEL VALLE, S.A. DE C.V.
PAIS 2: JUGOS DEL VALLE USA, INC.
PAIS 3: SUCOS DEL VALLE DO BRASIL, LTDA

CLAVE DE COTIZACIÓNVALLE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**

(Millones de Pesos) Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	3,517	3,088	-518	-426	3,588	3,124	127	181	3,517	3,088	-518	-426
r02	INGRESOS EXTERNOS	3,517	3,088	0	0	3,070	2,697	127	181	3,517	3,088	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	-518	-426	518	426	0	0	0	0	-518	-426
r04	RESULTADO BRUTO	1,672	1,372	-102	-62	1,642	1,342	30	38	1,672	1,372	-102	-62
r05	GASTOS DE OPERACION	1,481	1,362	-122	-80	1,449	1,290	34	54	1,481	1,362	-122	-80
r06	RESULTADO DE OPERACION	191	10	20	18	193	52	-3	-16	191	10	20	18
r07	COSTO INTEGRAL DE FINANCIAMIENTO	155	198	14	18	125	154	-2	-2	155	198	15	18
r08	INTERESES PAGADOS	100	156	-7	-4	94	147	0	0	100	156	-7	-4
r09	INTERESES GANADOS	44	11	-7	0	50	11	0	0	44	11	-7	0
r10	RESULTADO POR POSICION MONETARIA	-35	-80	0	0	-22	-69	-1	-3	-35	-80	0	0
r11	OTRAS OPERACIONES FINANCIERAS	135	133	14	22	103	86	-1	0	135	133	14	22
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	35	-188	6	0	68	-101	-2	-13	35	-188	5	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	34	-1	0	0	34	-1	0	0	34	-1	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	1	-187	6	0	34	-100	-2	-13	1	-187	5	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	7	0	0	0	7	0	0	0	7	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	1	-180	6	0	34	-93	-2	-13	1	-180	5	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	-10	-55	0	0	-7	-55	-3	0	-10	-55	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-9	-235	6	0	27	-148	-5	-13	-9	-235	5	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	-38	-620	0	0	-38	-620	0	0	-37	-620	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	29	385	6	0	65	472	-5	-13	29	385	5	0
r22	PARTICIPACION MINORITARIA	3	11	0	0	0	9	0	0	3	11	0	0
r23	RESULTADO NETO MAYORITARIO	32	396	6	0	65	481	-5	-13	32	396	5	0

PAIS 1: JUGOS DEL VALLE, S.A. DE C.V.

PAIS 2: JUGOS DEL VALLE USA, INC.

PAIS 3: SUCOS DEL VALLE DO BRASIL, LTDA